United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Eidos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

28249H104

(CUSIP Number)

Brian Stephenson

BridgeBio Pharma, Inc.

421 Kipling Street,

Palo Alto, CA 94301

(650) 391-9740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249H104	13D	Page 2 of 4 pages

1	Names of Reporting Persons BridgeBio Pharma, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,575,501
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,575,501
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,575,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.6%
14	Type of Reporting Person CO (Delaware corporation)

CUSIP No. 28249H104	13D	Page 3 of 4 pages

EXPLANATORY NOTE

This Amendment No. 6 amends the Schedule 13D, filed with the U.S. Securities and Exchange Commission by BridgeBio Pharma, Inc. (the “Reporting Person”) and its predecessor and now wholly-owned subsidiary, BridgeBio Pharma LLC, relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Eidos Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 101 Montgomery Street, Suite 2550, San Francisco, California 94104. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 4. Purpose of Transaction.

On August 8, 2019, the Reporting Person delivered to the board of directors of the Issuer (the “Board”) a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by the Reporting Person and its subsidiaries for a fixed exchange ratio of 1.30 shares of the Reporting Person for each share of the Issuer (the “Proposal”). A copy of the Proposal is filed herewith as Exhibit 3, and the information set forth in the Proposal is incorporated by reference herein.

The Reporting Person indicated in the Proposal that it expects that a special committee of independent directors appointed by the Board and advised by independent legal and financial advisors (the “Special Committee”) will consider the Proposal and make a recommendation to the Board. The Reporting Person also stated in the Proposal that it will not proceed with the transaction contemplated by the Proposal unless the proposed transaction is approved by the Special Committee and that the proposed transaction will be subject to a non-waivable condition requiring approval by the holders of a majority of the aggregate voting power represented by shares of Common Stock that are not owned by the Reporting Person.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving the Reporting Person and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. The Reporting Person reserves the right to modify or withdraw the Proposal at any time. The Reporting Person reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended by restating the items disclosed under (a) – (b) thereof as follows:

BridgeBio Pharma, LLC, a wholly-owned subsidiary of the Reporting Person, is the record holder of 24,575,501 shares of Common Stock. The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 36,884,175 shares of Common Stock outstanding as of July 30, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BridgeBio Pharma, Inc.	24,575,501	66.6%	24,575,501	0	24,575,501	0

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

3	Letter, dated August 8, 2019, from the Reporting Person to the Board

CUSIP No. 28249H104	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2019

BridgeBio Pharma, Inc.

By:	/s/ Brian Stephenson
Name:	Brian Stephenson
Title:	Chief Financial Officer